

October 9, 2015

Mail Stop 4631

<u>Via E-mail</u>
Albert P.L. Stroucken
Chief Executive Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

>   **Re: Owens-Illinois, Inc.**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed February 11, 2015**
>   **Response Dated September14, 2015**
>   **File No. 1-9576**

Dear Mr. Stroucken:

        We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

<u>Consolidated Financial Statements</u>

<u>13. Contingencies, page 86</u>

1.   We note your response to comments one and two from our letter dated August 14, 2015. You indicate that you determined that it is not appropriate to use longer time periods in your annual legal review because your hindsight review has demonstrated there are "meaningful variances" between your projections two and three years out and the estimated value of claims actually received in those years. Please quantify the extent of the "meaningful variances" that you have experienced over the last five years relative to the variances you experienced one year out. We understand that the precision of an estimate may become less precise over longer time periods; however, we note that ASC 450 does not require estimation with certainty, since an estimate is inherently an approximation that is uncertain. Based on your history with asbestos claims, it seems

unlikely to us that the low end of your range of probable losses for time periods beyond three years is zero. Therefore, please explain how you determined that it was not possible to make any estimate for probable losses (including any legal costs for claims where an accrual has already been provided) for periods beyond three years from the date of the financial statements.

2. We note your response to comment one from our letter dated August 14, 2015 which states that disposition activities and cash expenditures associated with your asbestos liability are generally much heavier in the third and fourth quarters. Please tell us if new asbestos claims tend to be filed during a particular quarter or throughout the year. To the extent that new claims are filed throughout the year, please tell us why you do not record any estimates for asbestos-related costs during period in which the claims are filed and adjust your estimates in the fourth quarter after the conclusion of your annual legal review.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

cc: Scott C. Herlihy, Latham & Watkins LLP